Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus Supplement

Dated January 22, 2024)

Filed Pursuant to Rule 433(d)

Registration No. 333-257069

MIDAMERICAN ENERGY COMPANY

FINAL PRICING TERM SHEET

January 22, 2024

Issuer:	MidAmerican Energy Company

Legal Format:	SEC-Registered

Issue:	5.300% First Mortgage Bonds due 2055

Offering Size:	$600,000,000 in aggregate principal amount

Net Proceeds (before expenses) to Issuer:	$592,656,000

Coupon and Coupon Payment Dates:	5.300% per annum, payable semi-annually on each February 1 and August 1, commencing August 1, 2024

Trade Date:	January 22, 2024

Settlement Date:	January 24, 2024 (T+2)

Maturity Date:	February 1, 2055

Benchmark Treasury:	UST 4.125% due August 15, 2053

Benchmark Treasury Yield:	4.348%

Spread to Benchmark Treasury:	+98 basis points

Re-offer Yield:	5.328%

Price to Public:	99.576% of the principal amount

Expected Ratings[1]:	Aa2 (Stable) by Moody’s Investors Service, Inc. A (Stable) by S&P Global Ratings

[1]

These expected securities ratings have been provided by Moody’s Investors Service, Inc. and S&P Global Ratings. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

Optional Redemption:	Prior to August 1, 2054 (the date that is six months prior to their maturity date) (the “Par Call Date”), the First Mortgage Bonds will be redeemable, in whole or in part from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100% of the principal amount of the First Mortgage Bonds being redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the First Mortgage Bonds being redeemed discounted to the redemption date (assuming the First Mortgage Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to the date of redemption; plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the First Mortgage Bonds will be redeemable, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed, plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	595620 AZ8 / US595620AZ81

Joint Book-Running Managers:

BMO Capital Markets Corp.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

CIBC World Markets Corp.

nabSecurities, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Loop Capital Markets LLC U.S. Bancorp Investments Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1 (866) 864-7760; MUFG Securities Americas Inc. toll-free at (877) 649-6848; RBC Capital Markets, LLC toll-free at 1 (866) 375-6829; Scotia Capital (USA) Inc. toll-free at (800) 372-3930; or SMBC Nikko Securities America, Inc. toll-free at 1 (888) 868-6856.